Via Facsimile and U.S. Mail
Mail Stop 6010

March 20, 2009

Mr. Zhong Ya Li
GFR Pharmaceuticals Inc.
Principal Financial Officer
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province, P. R. China 710054

      **Re:    GFR Pharmaceuticals Inc.**
               **Item 4.01 Form 8-K**
               **Filed March 20, 2009**
               **File No. 000-27959**

Dear Mr. Li:

      We have completed our review of your Form 8-K and have no further comments at this time.

               Sincerely,


               Tabatha Akins
               Staff Accountant